Exhibit 99.1

Company announcement – No.1 / 2021

Zealand Pharma announces update to 2020 financial guidance

•	Net operating expenses in 2020 are expected to be above the previously guided range of DKK 950-1,000 million by approximately 5-10%.

Copenhagen, January 22, 2021 – with reference to the company announcement dated 12 November 2020 (interim report for the period 1 January 2020 to 30 September 2020), Zealand Pharma A/S ("Zealand") (Nasdaq: ZEAL), (CVR-no. 20 04 50 78), a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, announces an update to the financial guidance for 2020 (based on preliminary and unaudited numbers).

Zealand expects increased general operating expense guidance by approximately 5-10% (total operating expenses of DKK 1,050 million to 1,100 million).

Zealand will announce the detailed and audited financial results, and expects to provide outlook for 2021, in the 2020 Annual Report to be released on 11 March 2021.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

For further information, please contact:

Mads Kronborg

Head of Investor Relations & Communication

Phone: +45 5060 3707

Email: mkronborg@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Phone: 212-600-1902

Email: media@zealandpharma.com